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                                October 17, 2005

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     ABLE ENERGY, INC.
        AMENDMENT NO. 1 ON FORM S-1 TO REGISTRATION STATEMENT ON FORM S-3 REGISTRATION NO. 333-127573
        FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2004
        FILE NO. 1-15035

Dear Mr. Owings:

        This letter is submitted on behalf of Able Energy, Inc. ("Able"), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding Able's Registration Statement on Form S-3 (Registration No. 333-127573) and Annual Report on Form 10-K for the fiscal year ended June 30, 2004 (File No. 1-15035). With this letter, we are including a copy of Amendment No. 1 on Form S-1 to the Registration Statement on Form S-3 (the "Amendment") as filed with the Securities and Exchange Commission on the date hereof. The enclosed Amendment, which reflects Able's responses to the comments contained in your letter of September 9, 2005, as well as updated information, has been marked to show changes from the initial filing.

        Our numbered responses correlate to the numbers in your September 9, 2005 letter, and we have provided the text of the comments included in your letter for convenience purposes. All references to page numbers in our responses refer to the unmarked copy of the Amendment. For the convenience of the Staff, we have provided in our courtesy package copies of the Amendment, marked to show changes from the Registration Statement as originally filed.

         We respond to the Staff's comments as follows:

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE, PAGE 5

1. WE NOTE THAT YOU DID NOT TIMELY FILE THE FORM 8-K FILED ON APRIL 29, 2005. THEREFORE, IT APPEARS THAT YOU ARE NOT ELIGIBLE TO USE FORM S-3 FOR THIS OFFERING AND SHOULD RE-FILE ON THE APPROPRIATE FORM FOR WHICH YOU ARE ELIGIBLE. SEE GENERAL INSTRUCTION I.A.3 TO FORM S-3. IN ADDITION, WE NOTE THAT THE FORM 8-K THAT YOU FILED ON AUGUST 25, 2005 WAS NOT FILED TIMELY.

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        We are filing the Amendment on Form S-1. By way of clarification, we note for the Staff that the 8-K filed on August 25, 2005, was filed to report the appointment of a new chief financial officer under Item 5.02, and the filing of the 8-K was delayed to coincide with a press release announcing the appointment as permitted by the instruction to paragraph 5.02(c) of Form 8-K.

RECENT DEVELOPMENTS, PAGE 11

2. TO ALLOW INVESTORS TO BETTER UNDERSTAND THE DILUTIVE EFFECT OF THE CONVERTIBLE DEBENTURES, INCLUDE A CHART SHOWING THE NUMBER OF SHARES ISSUABLE UNDER THE ANTI-DILUTION PROVISIONS OF THE CONVERTIBLE DEBENTURES ASSUMING YOU ISSUE COMMON SHARES AT THE CURRENT MARKET PRICE, AT 75% OF THE CURRENT MARKET PRICE AND AT 50% OF THE CURRENT MARKET PRICE. DISCUSS FULLY THE CIRCUMSTANCES UNDER WHICH THE CONVERSION PRICE WOULD BE REDUCED. ALSO PROVIDE SIMILAR DISCLOSURE REGARDING THE WARRANTS THAT HAVE ANTI-DILUTION PROVISIONS.

        We have included the requested disclosure with respect to an issuance of shares at 50% of the current market price only, as issuances at market or at 75% of the current market price would not trigger the anti-dilution provisions of the debentures and warrants. (page 18).

DESCRIPTION OF SECURITIES, PAGE 27

3. WE NOTE THAT SECTION 4.17 OF THE SECURITIES PURCHASE AGREEMENT PROVIDES THAT INVESTORS MAY PURCHASE ADDITIONAL DEBENTURES AND WARRANTS AFTER THE FILING OF THIS REGISTRATION STATEMENT. THEREFORE, IT APPEARS THAT YOU ARE CONTINUING TO SELL SECURITIES PRIVATELY AFTER YOU HAVE FILED A REGISTRATION STATEMENT RELATING TO THE SAME SECURITIES. IT IS INAPPROPRIATE TO REGISTER THE COMMON SHARES UNDERLYING THE SECURITIES ISSUED IN THE JULY 12, 2005 PRIVATE PLACEMENT IF THE OFFERING OF THE SECURITIES HAS NOT BEEN COMPLETED. PLEASE PROVIDE US WITH YOUR ANALYSIS AS TO WHY THE SUBSEQUENT OFFERING OF DEBENTURES AND WARRANTS DOES NOT CALL INTO QUESTION THE VALIDITY OF THE PRIVATE PLACEMENT FOR YOUR ENTIRE CONVERTIBLE SECURITIES OFFERING. WE MAY HAVE FURTHER COMMENT. SEE PART 3S IN THE SECURITIES ACT SECTIONS OF OUR MARCH 1999 SUPPLEMENT TO THE DIVISION OF CORPORATION FINANCE'S MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS, AVAILABLE AT WWW.SEC.GOV.

        With the Amendment, we are registering for resale only shares of our common stock that may be issued upon conversion or exercise of, or as payment of interest on, securities that have already been sold and issued. This situation is different from the circumstances described in the telephone interpretations referred to in the Staff's comment, which involve the registering for resale of common stock underlying convertible securities that have not yet been issued. If a purchaser elects in the future to purchase any "Greenshoe Securities" (as defined in Section 4.17 of the Securities Purchase Agreement), such purchase would be effectuated through a separate Securities Purchase Agreement, and we and the purchaser would execute a separate Registration Rights Agreement with respect to the registration of shares of common stock underlying such Greenshoe Securities. Under these circumstances, we believe that the offering of securities in the July 12, 2005 private placement should be deemed to be completed, and that it is appropriate to register for resale the shares of common stock underlying the convertible securities sold and issued as of that date.

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4.      PLEASE DISCLOSE THE MATERIAL TERMS OF THE SECURITIES, INCLUDING THE
CONVERSION LIMITATION AND PRICE ADJUSTMENT FEATURES, DESCRIBED IN EXHIBITS 10(C) AND 10(D). PLEASE REVISE.

        We have included the requested disclosure (page 18).

SELLING SECURITY HOLDERS, PAGE 31

5. PLEASE DISCLOSE THE PERCENTAGE OWNERSHIP INTEREST HELD BY EACH SELLING SECURITY HOLDER BEFORE AND AFTER THE SALE OF COMMON SHARES. PLEASE REFER TO ITEM 507 OF REGULATION S-K.

        We have revised the table to more clearly indicate that none of the selling security holders held any Able securities prior to acquiring the common shares being offered, and none of them will hold any Able securities after sale of the common shares being offered. (page 69).

6. PLEASE IDENTIFY THE PERSONS WHO HAVE VOTING OR INVESTMENT CONTROL OVER THE SHARES HELD BY THE NONPUBLIC ENTITIES NAMED IN THE TABLE AND FOOTNOTES. SEE INTERPRETATION I.60 OF TELEPHONE INTERPRETATION MANUAL (JULY 1997) AND INTERPRETATION 4S OF REGULATION S-K SECTION OF MARCH 1999 SUPPLEMENT TO MANUAL.

        We have included the requested disclosure (pages 69-70).

7. TELL US IF ANY SELLING SECURITY HOLDERS ARE BROKER-DEALERS. IF SO, PLEASE IDENTIFY THEM AS UNDERWRITERS.

        None of the selling security holders is a broker-dealer.

8. FOR EACH SELLING SECURITY HOLDER THAT IS AN AFFILIATE OF A BROKER-DEALER, DISCLOSE IF TRUE THAT:

        o THE SELLING SECURITY HOLDER PURCHASED THE SHARES IN THE ORDINARY COURSE OF BUSINESS, AND

        o AT THE TIME OF PURCHASE OF THE SECURITIES TO BE RESOLD, THE SELLER HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THEM.

        ALTERNATIVELY, IDENTIFY THE SELLING SECURITY HOLDER AS AN UNDERWRITER.

        We have included the requested disclosure (page 69).

UNDERTAKINGS, PAGE 37

9. PLEASE PROVIDE ALL THE APPLICABLE UNDERTAKINGS AS REQUIRED BY ITEM 512(A)(1)(II) OF REGULATION S-K.

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        We have included the requested disclosure (page II-2).

EXHIBITS

10. PLEASE INCLUDE THE CONSENT OF YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

        We have included the consent as an exhibit to the Amendment.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2004

11. WE NOTE THAT YOU HAVE NOT REPLIED TO OUR COMMENT LETTER DATED AUGUST 24, 2005 ON YOUR FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2004. PLEASE NOTE THAT OUTSTANDING COMMENTS ON YOUR FORM 10-K MUST BE CLEARED BEFORE THE REGISTRATION STATEMENT MAY BE DECLARED EFFECTIVE.

         We note the Staff's comment.



         If you have any questions, please feel free to call the undersigned at
(212) 986-9700 (extension 23), or Ted Chastain (extension 50) or Wesley Paul (extension 11) of this office.


                                                Sincerely,



                                                Adam D. Eilenberg

cc:      Howard Baik
         Ellie Quarles
         Gregory D. Frost, Esq.